CERTIFICATE OF AMENDMENT OF
RESTATED CERTIFICATE OF INCORPORATION OF
BARK, INC.

BARK, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is BARK, Inc. This corporation was originally incorporated on July 8, 2020 under the name Northern Star Acquisition Corp.

SECOND: The Corporation’s Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 30, 2025 (the “Restated Certificate”).

THIRD: Pursuant to Section 242 of the DGCL, the Board of Directors of the Corporation has duly adopted, and the stockholders of the Corporation have duly approved, the amendments to the Restated Certificate set forth in this Certificate of Amendment.

FOURTH: Article FOURTH of the Restated Certificate is hereby amended to add the following Part C:

“C. Reverse Stock Split. Upon the filing and effectiveness of this Certificate of Amendment of Restated Certificate of Incorporation with the Secretary of State of the State of Delaware (the “Effective Time”), each two (2) to thirty (30) shares of Common Stock either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”), the exact ratio within the two (2) to thirty (30) range to be determined by the Board of Directors of the Corporation or a committee thereof prior to the Effective Time and publicly announced by the Corporation. No fractional interest in a share of Common Stock shall be deliverable upon the Reverse Stock Split. All shares of Common Stock (including fractions thereof) issuable upon the Reverse Stock Split held by a holder prior to the Reverse Stock Split shall be aggregated for purposes of determining whether the Reverse Stock Split would result in the issuance of any fractional share. Any fractional share resulting from such aggregation upon the Reverse Stock Split shall be rounded down to the nearest whole number. Each holder who would otherwise be entitled to a fraction of a share of Common Stock upon the Reverse Stock Split (after aggregating all fractions of a share to which such stockholder would otherwise be entitled) shall, in lieu thereof, be entitled to receive a cash payment in an amount equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Corporation’s Common Stock as reported on The New York Stock Exchange on the last trading day prior to the Effective Time (with such closing price proportionally adjusted to give effect to the Reverse Stock Split). The Corporation shall not be obliged to issue certificates evidencing the shares of Common Stock outstanding as a result of the Reverse Stock Split unless and until the certificates evidencing the shares held by a holder prior to the Reverse Stock Split are either delivered to the Corporation or its transfer agent, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

FIFTH: On March 26, 2026, the Board of Directors of the Corporation determined that each twenty (20) shares of the Corporation’s Common Stock, par value $0.0001 per share, either issued and outstanding or held by the Corporation in treasury stock immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock, par value $0.0001 per share. The Corporation publicly announced this ratio on March 26, 2026.

SIXTH: This Certificate of Amendment so adopted reads in full as set forth above and is hereby incorporated by this reference into the Restated Certificate. All other provisions of the Restated Certificate remain in full force and effect.

SEVENTH: The foregoing amendment shall be effective as of 12:01 a.m., Eastern Time, on April 1, 2026.

IN WITNESS WHEREOF, the undersigned has executed this Amendment of Restated Certificate of Incorporation as of this 31st day of March, 2026.

By: /s/ Allison Koehler
Name: Allison Koehler
Title: Chief Legal Officer & Secretary